BellRing Distribution, LLC

2503 S. Hanley Road

St. Louis, Missouri 63144

February 1, 2022

VIA EDGAR

Bradley Ecker

Sergio Chinos

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: BellRing Distribution, LLC Registration Statement on Form S-4 (File No. 333-261741)

Dear Mr. Ecker and Mr. Chinos:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BellRing Distribution, LLC (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-4 (File No. 333-261741), as amended (the “Registration Statement”), and declare the Registration Statement effective as of 3:00 p.m., Eastern time, on February 3, 2022, or as soon as reasonably practicable thereafter.

The Registrant hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities in the Registration Statement. Further, the Registrant acknowledges that, in connection with the Registration Statement and this request for acceleration:

1. should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Registrant may not assert the comments of the staff of the Commission and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please feel free to contact Benet O’Reilly of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2746 or by email at boreilly@cgsh.com. In addition, please notify Mr. O’Reilly when this request for acceleration has been granted.

[Remainder of Page Intentionally Left Blank]

Sincerely,

/s/ Diedre Gray
Diedre Gray Secretary

cc:	Securities and Exchange Commission

Beverly Singleton

Kevin Woody

Bradley Ecker

Sergio Chinos